Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: May 1, 2014

First Quarter 2014 Results

Caautionary Information Forward Looking Information This presentation contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") within the meaning of applicable Canadian and United States securities legislation. All information contained in this presentation, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this presentation is qualified by this cautionary note. Forward looking information includes, but is not limited to, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer (as defined below) to acquire all of the issued and outstanding shares of Augusta Resource Corporation (“Augusta”), the market for and listing of the common shares we may issue pursuant to the Offer, the value of our common shares that may be received as consideration under the Offer, our ability to complete the transactions contemplated by the Offer, the permitting, development and financing of Augusta’s Rosemont copper project (the “Rosemont Project”), the purpose of the Offer, the completion of any compulsory acquisition or subsequent acquisition transaction in connection with the Offer and any commitment to acquire outstanding shares of Augusta, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance and prospects, production at our 777, Lalor and Reed mines and initial production from the Constancia project, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, our ability to complete the development of our Lalor, and Constancia projects and the anticipated scope and cost of any development plans for these projects, anticipated timing of our projects and events that may affect our projects, including the anticipated issue of required licenses and permits, our expectation that we will receive the remaining deposit amount under our amended precious metals stream transaction with Silver Wheaton Corp. ("Silver Wheaton") and additional funding under our equipment financing transaction with Caterpillar Financial Services Corporation (“CAT Financial”), expectations with respect to additional credit facilities, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to: the success of mining, processing, exploration and development activities; the accuracy of geological, mining and metallurgical estimates; the costs of production; the supply and demand for metals we produce; no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates; the supply and availability of concentrate for our processing facilities; the supply and availability of reagents for our concentrators; the availability of third party processing facilities for our concentrate; the supply and availability of all forms of energy and fuels at reasonable prices; the availability of transportation services at reasonable prices; no significant unanticipated operational or technical difficulties; the execution of our business and growth strategies, including the success of our strategic investments and initiatives; the availability of financing for our exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects; the timing and receipt of various regulatory and governmental approvals; the availability of personnel for our exploration, development and operational projects and ongoing employee relations; our ability to secure required land rights to complete our Constancia project; maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia project and First Nations communities surrounding our Lalor project and Reed mine; no significant unanticipated challenges with stakeholders at our various projects; no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters; no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples; the timing and possible outcome of pending litigation and no significant unanticipated litigation; certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the accuracy of Augusta’s public disclosure; that all conditions to the Offer will be satisfied or waived; and the timing and likelihood of entering into a standby credit facility and offtake arrangement in respect of Constancia.

Forward Looking Information (continued) The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the impact of the issuance of our common shares as consideration under the Offer on the market price of our common shares, the development of the Rosemont Project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a compulsory acquisition or subsequent acquisition transaction be undertaken in connection with the Offer, the reduced trading liquidity of common shares of Augusta not deposited under the Offer, Augusta becoming a minority-owned or majority-owned subsidiary of Hudbay after consummation of the Offer, the possibility that Hudbay may remain a minority shareholder of Augusta after consummation of the Offer without the ability to control the management or direction of Augusta, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in Augusta’s agreements leading to adverse consequences, the failure to obtain required approvals or clearances from government authorities on a timely basis, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this presentation or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning Augusta Except as otherwise expressly indicated herein, the information concerning Augusta contained in this presentation has been taken from and is based solely upon Augusta’s public disclosure on file with the relevant securities regulatory authorities. Augusta has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Augusta contained in this presentation. Although we have no knowledge that would indicate that any information or statements contained in this presentation concerning Augusta taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of our directors or officers have verified the accuracy or completeness of such information or statements or are aware of any failure by Augusta to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements. We have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Augusta’s publicly available documents or records or whether there has been any failure by Augusta to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Augusta is given based on information in Augusta’s public disclosure available as of the date of the Offer. Cautionary Note in Respect of the Offer The full details of the Offer are set out in the takeover bid circular and accompanying offer documents, as amended (collectively, the “Offer Documents”), which we filed with the Canadian securities regulatory authorities. We also filed with the SEC a registration statement on Form F- 10, as amended (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO, as amended (the “Schedule TO”). The disclosure related to the Offer in this presentation is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE,  ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the information agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181. This presentation does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta

The scientific and technical information in respect of Hudbay contained in this presentation related to the Constancia project has been prepared by or under the supervision of Cashel Meagher, P.Geo., Hudbay’s Vice President, South America Business Unit. The scientific and technical information related to all other sites and projects of Hudbay contained in this presentation has been prepared by or under the supervision of Robert Carter, P.Eng., Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are Qualified Persons for the purposes of NI 43-101 – Standards of Disclosure for Mineral Projects. (“NI 43-101”). The mineral reserve and resource estimates included in or underlying assumptions referenced in this presentation were prepared in accordance with NI 43-101 and the Canadian Institute on Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, please see the Technical Reports for each of Hudbay’s properties as filed on SEDAR at www.sedar.com. The disclosure in this presentation uses mineral resource classification terms and mineral resource estimates that comply with NI 43-101.  NI 43-101 establishes standards for all public disclosure a Canadian issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained herein have been prepared in accordance with NI 43-101.  These standards differ significantly from the mineral reserve disclosure requirements of the SEC set forth in Industry Guide 7.  Consequently, reserve and resource information contained herein is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or their issuance imminent in order to classify mineralized material as reserves under the SEC standards.  Accordingly, mineral reserve estimates referred to herein may not qualify as “reserves” under SEC standards.In addition, the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” are used to comply with the reporting standards in Canada.  The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC.  Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves.  Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists.  It cannot be assumed that all or any part of “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part of the reported “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” contained herein is economically or legally mineable.  For the above reasons, information contained herein containing descriptions of mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

2014 PRODUCTION AND OPERATING COST GUIDANCE UNCHANGED Financial results impacted by significant amount of unsold copper concentrate in Q1 2014 29% of copper production, 44% of precious metal production remained unsold 777 mine rehabilitation work completed in February 2014, production rebounded late in the quarter Manitoba cost improvements achieved in the quarter 777 mining costs 12% lower than Q1 2013 Lalor mining costs 12% lower than Q4 20131 Economies of scale in H2 2014 expected to further improve costs Commitment letter received for US$150 million Constancia credit facility 4-year term, interest of LIBOR + 3.50% Closing expected in Q2 2014

SIGNIFICANT PROJECT MILESTONES ACHIEVED rojects Constancia Project construction 71% complete Pre-stripping commenced in March Infrastructure activities progressing well Increased mine life to 22 years  Lalor Production shaft excavation completed and steel guide installation ongoing Environmental Act licence received Production capacity to double in H2 2014 Reed Mine achieved commercial production ahead of guidance and under budget

100%-OWNED PROJECT IN PERU stancia Construction Constancia Update Construction over 71% complete as at March 31, 2014 Incurred US$1.2 billion and entered into additional US$200 million in commitments Power transmission line 75% complete Socabaya-Tintaya 220kV power line upgrade completed and energized in April All families in critical areas resettled Pre-stripping commenced early March Concentrator construction advancing well On track for first production in late 2014 and commercial production in Q2 2015

Constancia Construction Progress Q1 2014 RESULTS l 9 Constancia tailings management facility Constancia pre-stripping activities Constancia crusher and crushed ore stockpile reclaim tunnels to feed ball mills

Constancia Construction Progress (Cont’d) Q1 2014 RESULTS l 10 Constancia mill Constancia tailings thickener

100%-OWNED MINE IN MANITOBA ’d) Underground mine remains on schedule and on budget > Of total $441 million budget, invested $390 million and entered into additional $42 million in commitments to March 31, 2014 > Steel guide installation completed to 955m level; expected to be completed in Q2 2014 > Shaft commissioning and doubling of production capacity to 2,700 tpd expected in July 2014

Reed Update 70%-OWNED MINE IN MANITOBA Achieved commercial production Operated at an average of 792 tpd in the first quarter Completed under $72 million construction budget Project development advanced 2,332 metres with additional 883 metres of pre-production development

Strong Financial Capacity WELL CAPITALIZED TO COMPLETE CONSTANCIA CONSTRUCTION AND ADVANCE ROSEMONT Financial Capacity Sufficient financial capacity to fund remaining capital spending at Constancia and Lalor $150 million Constancia credit facility commitments in place Rosemont capital expenditures expected to be funded from contributions of financial partners3 and growing internal cash flow

Near Term Milestones Q1 2014 Lalor Production shaft commissioning Lalor Underground exploration begins Constancia Commercial production Rosemont Expiry of Augusta Offer Lalor Completion of refurbished Snow Lake Concentrator

FIRST QUARTER 2014 RESULTS Management Presentation May 1, 2014